Exhibit 99.20

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of 25 January , 2024 is by and between Selina Hospitality PLC (the “Company”) and [●] or an affiliate thereof (the “Investor”). This Agreement shall be effective as of the signing of the Note Exchange Agreement (as defined below) (the “Effective Date”);

WHEREAS, on or about the date hereof the Investor and the Company entered into a note exchange agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Note Exchange Agreement”) pursuant to which the Investor has agreed to exchange certain of the Company’s existing 2026 Notes held by the Investor (as described in the Note Exchange Agreement) (the “2026 Notes”) for new senior secured notes of the Company due 2029 (the “New Notes”) pursuant to which, among other things, the Investor will agree to acquire warrants (the “Warrants” and, such shares acquirable thereunder, the “Ordinary Shares”) (such exchange being the “Note Exchange”);

WHEREAS, effective upon and subject to the consummation of the Note Exchange Agreement, the Warrants issued thereunder will be exercisable (subject to the terms and conditions of this Agreement) for a number of Ordinary Shares;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Warrants

1.1 Form of Warrant. Each Warrant shall initially be issued in registered, certificate form only, substantially in the form of Exhibit A hereto (the “Definitive Warrant Certificate”), the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of any director or officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

1.2 Effect of Countersignature. If a physical certificate is issued, unless and until signed by the Company pursuant to this Agreement, a certificated Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

1.3 Registration.

1.3.1 Warrant Register. The Company shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Company shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Company.

1.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on a Definitive Warrant Certificate made by anyone other than the Company), for the purpose of any exercise thereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

1.4 No Fractional Warrants. The Company shall not issue fractional Warrants. If a holder of Warrants would be entitled to receive a fractional Warrant, the Company shall round down to the nearest whole number the number of Warrants to be issued to such holder.

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1.5 Exercise and Transferability of Warrants. The Warrants: (i) may be exercised for cash or on a cashless basis, and (ii) shall not be redeemable by the Company. Unless transferred by, or transferred to, an Affiliate (as defined in Rule 405 of the Securities Act (as defined below)), the Warrants are freely transferable, in whole or in part, by the holders thereof. The Company agrees to cooperate reasonably to facilitate the prompt transfer of Warrants (and the issuance of new Warrant certificates, as needed), at the request of any holder thereof.

2. Terms and Exercise of Warrants.

2.1 Warrant Price. Each Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price per share equal to the nominal value thereof, subject to the adjustments provided in Section 3 hereof and in the last sentence of this Section 2.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company acknowledges that the Registered Holder may pre-fund the payment of the Warrant Price, including through a cashless exercise pursuant to the Registered Holder releasing the Company from a liability of the Company to the Registered Holder for a liquidated sum in accordance with section 583(3)(c) of the Companies Act 2006 (a “Release Cashless Exercise”). The Company in its sole discretion may lower the Warrant Price of the Warrants at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days (a day, other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business is a “Business Day”), unless otherwise required by the Commission or applicable law, then the Warrant Price of each of the Warrants will automatically and concurrently, with no further action on the part of any Registered Holder or the Company, be reduced to a price per share equal to such reduced Warrant Price of the Warrants, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants.

2.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing at any time on or after the Effective Date and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the Effective Date and (y) the liquidation of the Company (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 2.3.2 below with respect to a valid exemption from registration for the issuance of Ordinary Shares upon exercise being available. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date and, if it does so, then the duration of the each of the Warrants will be automatically and concurrently, with no further action on the part of any Registered Holder, extended to such delayed Redemption Date for the Warrants; provided, that the Company shall provide at least twenty (20) days’ prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

2.3 Exercise of Warrants.

2.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Company (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, (ii) an election to purchase (“Election to Purchase”) Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate (which may be executed and delivered to the Company in PDF, facsimile or other electronic or digital format), and (iii) payment in full of the Warrant Price for each full Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:

(a) In lawful money of the United States, in good certified check or good bank draft payable to the order of the Company or by wire transfer of immediately available funds; or

(b) By surrendering such Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the Warrant Price, by (y) the Warrant Price; or

(c) if the Registered Holder has released and discharged the Company for a liquidated sum equal to the Warrant Price pursuant to a Release Cashless Exercise, the Warrant Price (as the same may be adjusted hereunder) shall be deemed to have been paid in full by the Registered Holder.

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2.3.2 Issuance of Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is made pursuant to subsection 2.3.1(a) or the Warrant Price having been deemed to have been paid pursuant to subsection 2.3.1(c)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of full Ordinary Shares to which the Registered Holder is entitled, registered in such name or names as may be directed by the Registered Holder, and if such Warrant shall not have been exercised in full, a new Definitive Warrant for the number of Ordinary Shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, except in the case of a cashless exercise in accordance with Section 5.4 by a holder that is not an Affiliate of the Company, the Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a valid exemption from registration for such Ordinary Shares (or their issuance) is available pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Except in the case of a cashless exercise in accordance with Section 5.4 by a holder that is not an Affiliate of the Company, no Warrant shall be exercisable and the Company shall not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant. In no event will the Company be required to net cash settle the Warrant exercise. Subject to Section 3.5, a Registered Holder of Warrants may exercise its Warrants only for a whole number of Ordinary Shares.

2.3.3 Valid Issuance. All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

2.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Ordinary Shares is issued shall for all purposes be deemed to have become the holder of record of such Ordinary Shares on the date on which the Warrant was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company, such person shall be deemed to have become the holder of such Ordinary Shares at the close of business on the next succeeding date on which the share transfer books is open.

2.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 2.3.5; however, no holder of a Warrant shall be subject to this subsection 2.3.5 unless such holder makes such election. To the extent that a Holder makes such an election, such Holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates, or any other person subject to aggregation with such person for purposes of the “beneficial ownership” test under Section 13 (and the rules and regulations promulgated thereunder) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or any group (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part), to the Company’s actual knowledge, would beneficially own (within the meaning of Section 13 of the Exchange Act) in excess of 4.9% or 9.8% (or such other amount as a holder may specify) (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such person and its affiliates or any other such person or group shall include the number of Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes, or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. For purposes of the Warrant, in determining the number of outstanding Ordinary Shares, the holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F, Current Report on Form 6-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Ordinary Shares then outstanding. In any case, the number of issued and outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The determination of whether a Warrant is exercisable and of the number of Warrants that are exercisable shall be in the sole discretion of the Holder, and the submission of an Election to Purchase shall be deemed to be the Holder’s determination of whether such Warrant is exercisable and of the number of Warrants that are exercisable, and the Company shall not have any obligation to verify or confirm the accuracy of such determination and neither of them shall have any liability for any error made by the Holder or any other Person.

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3. Adjustments.

3.1 Dividends.

3.1.1 Split-Ups. If after the date hereof, and subject to the provisions of Section 3.5 below, the number of issued and outstanding Ordinary Shares is increased by a dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering to holders of the Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “Fair Market Value” (as defined below) shall be deemed a dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Ordinary Shares) and (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 3.1.1, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

3.1.2 Certain Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Ordinary Shares on account of such Ordinary Shares (or other shares of the Company’s share capital into which the Warrants are exercisable), other than a dividend or distribution for which an adjustment pursuant to Section 3.1.1 is made, the Company shall make such dividend or distribution to each holder in an amount equal to the amount of such dividend or distribution such holder would have received had such holder exercised its Warrants immediately prior to the record date for such dividend or distribution.

3.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 3.5 hereof, the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

3.2A Anti-dilution adjustment. Subject to Section 3.2C, during the period commencing on the date hereof and ending on the close of business (New York City time) on the day prior to the general meeting of the Company to be convened in connection with the seeking of approval of the Company’s shareholders to grant authority to the directors to allot the Ordinary Shares issuable hereunder and to disapply pre-emption rights in respect of the same (which general meeting is expected to be convened by the Company on or before 31 March 2024) (the “General Meeting”), and subject to the provisions of Section 3.5 hereof, if the number of issued and outstanding Ordinary Shares is increased by an issuance of further Ordinary Shares by the Company relating to the exchange of up to, in aggregate, 7,666,566 public warrants and/or 6,575,000 private placement warrants issued by the Company prior to the date hereof to subscribe for new Ordinary Shares, then, on the effective date of each such issuance, the number of Ordinary Shares issuable on exercise of each Warrant hereunder shall be deemed to be increased in proportion to such increase in the issued and outstanding Ordinary Shares, such that the rights of holders of each Warrant issued hereunder shall, immediately prior to the General Meeting, remain proportionate to the rights of the holders of each Warrant as at the date hereof.

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3.2B Note Exchange participation adjustment. The Company and the Investor agree and acknowledge that the number of Ordinary Shares initially issuable on exercise hereunder as at the date hereof has been calculated on the basis of an exchange of 100% of the principal outstanding amount of the 2026 Notes pursuant to the Note Exchange. Accordingly, the Company and the Investor agree and acknowledge that if the Note Exchange results in less than 100% of the outstanding principal amount of the 2026 Notes being exchanged by the holders thereof with the Company by the final date and time provided for in the Note Exchange (such event being a “Note Exchange Shortfall”), the Company shall, subject to the provisions of Section 3.5 hereof, within ten (10) Business Days of the Note Exchange Shortfall having occurred in the Company’s reasonable opinion (taking into account any advice received from the Company’s investment banking firm which has advised the Company in connection with the Note Exchange), make such increase to the number of Ordinary Shares issuable on exercise of each Warrant hereunder so as to provide that such number of Warrants held by the Investor hereunder shall be equal to the Investor’s pro rata proportion of all Warrants which were issued by the Company pursuant to valid exchanges of the 2026 Notes in accordance the Note Exchange.

3.2C Overall equity holding. The Company and the Investor agree and acknowledge that, subject to receipt of approval from the Company’s shareholders to the extent required, it is the intention of the Company that, following completion of the Note Exchange and the other transactions as detailed in the Current Report on Form 6-K published by the Company on or about the date hereof (the “Form 6-K”), (i) Osprey International Limited), registered in Cyprus with number HE385659 (or its successors or permitted assigns) and those persons who have subscribed for new Ordinary Shares in the Company since January 1, 2023 shall together hold, in aggregate, 66% of the outstanding and issued Ordinary Shares of the Company on a fully diluted basis (save for any incremental fundraising and the implementation of any management incentive equity plan by the Company, in each case on the terms described in the Form 6-K) (the “Fully Diluted Share Capital”) and (ii) all holders of the New Notes shall hold, in aggregate, 24% of the Fully Diluted Share Capital, such amount to be reduced on a proportionate basis in the event the holders of less than 100% of the principal outstanding amount of the 2026 Notes participate in the Note Exchange.

3.3 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than a change under subsections 3.1.1 or 3.1.2 or Section 3.2 hereof or that solely affects the nominal value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation (and is not a subsidiary of another entity whose shareholders did not own all or substantially all of the Ordinary Shares of the Company in substantially the same proportions immediately before such transaction) and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that in connection with the closing of any such consolidation, merger, sale or conveyance, the successor or purchasing entity shall execute an amendment hereto providing for delivery of such Alternative Issuance; provided, further, that (i) if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 3; provided, further, that if less than 70% of the consideration receivable by the holders of the Ordinary Shares in the applicable event is payable in the form of ordinary shares or common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the notification of consummation of such applicable event by the Company pursuant to Section 3.4, the Warrant Price shall be reduced by an amount (in dollars) (but in no event less than zero) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (“Bloomberg”). For purposes of calculating such amount, (1) Section 5 of this Agreement shall be taken into account, (2) the price of each Ordinary Share shall be the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Ordinary Shares consists exclusively of cash, the amount of such cash per Ordinary Share, and (ii) in all other cases, the amount of cash per Ordinary Share, if any, plus the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 3.1.1 or Sections 3.2 and this Section 3.3. The provisions of this Section 3.3 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the nominal value per share issuable upon exercise of the Warrant.

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3.4 Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of Ordinary Shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Investor, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Ordinary Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 3.1, 3.2, 3.2A, 3.2B or 3.3, the Company shall promptly give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

3.5 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 3, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to such holder.

3.6 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 3, and Warrants issued after such adjustment may state the same Warrant Price and the same number of Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement.

3.7 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of the preceding subsections of this Section 3 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 3, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 3 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

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4. Transfer and Exchange of Warrants.

4.1 Registration of Transfer. The Company shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Company.

4.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Company, together with a written request for exchange or transfer, and thereupon the Company shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Company shall not cancel such Warrant and issue new Warrants in exchange thereof until the Company has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

4.3 No Fractional Warrants. The Company shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a Definitive Warrant Certificate for a fraction of a Warrant.

4.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

4.5 Warrant Execution and Countersignature. The Company is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 4. The Company may countersign a Definitive Warrant Certificate in manual or facsimile form.

5. Other Provisions Relating to Rights of Holders of Warrants.

5.1 No Rights as Stockholder. Except as otherwise provided herein, Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

5.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnity or otherwise as it may in its discretion impose (which shall include, in the case of a mutilated Warrant, the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

5.3 Approvals for Issuance of Ordinary Shares.

When issued in accordance with the provisions of this Agreement and the Note Exchange Agreement, the Ordinary Shares issuable upon exercise of the Warrants will be validly issued and fully paid, and will be free of any taxes, liens, charges or encumbrances of any nature whatsoever. The Company shall obtain and at all times thereafter maintain all requisite approvals to issue Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

5.4 Compliance with Rule 144.

5.4.1 Exercise on “cashless basis”. The holders of the Warrants shall have the right to exercise the Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the Fair Market Value and the Warrant Price by (y) the Fair Market Value.Solely for purposes of this subsection 5.4.1, “Fair Market Value” shall mean the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Company from the holder of such Warrants or its securities broker or intermediary. If Ordinary Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Rule 144 of the Securities Act, the holding period of the Ordinary Shares being issued may be tacked on to the holding period of the Warrants issued hereunder, and the Company shall not take a position contrary to such position.

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5.4.2 Rule 144. The Company agrees that if the Investor proposes to sell Ordinary Shares issuable upon the exercise of this Agreement in compliance with Rule 144 promulgated by the SEC, then, upon the Investor’s written request to the Company, the Company shall furnish to the Investor, within ten (10) days after receipt of such request, a written statement confirming the Company’s compliance with the filing requirements of the Commission as set forth in such Rule, as such Rule may be amended from time to time.

6. Other Matters.

6.1 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required for the carrying out or performing of the provisions of this Agreement.

6.2 Bank Accounts. All funds received under this Agreement that are to be distributed or applied by the Company hereunder (the “Funds”) shall be held by the Company and deposited in one or more bank accounts to be maintained therefor.

6.3 Force Majeure. Notwithstanding anything to the contrary contained herein, the Company shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemics, pandemics, terrorist acts, shortage of supply, disruptions in public utilities, strikes and lock-outs, war, or civil unrest.

7. Miscellaneous Provisions.

7.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns.

7.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service, postage prepaid, addressed (until another address is filed in writing by the Company) or by email as follows:

Selina Hospitality PLC

27 Old Gloucester Street, London WC1N 3AX

Attention: Jon Grech, General Counsel

E-mail: jon.grech@selina.com

7.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection that such courts represent an inconvenient forum. The foregoing shall not apply to any claims brought under the Securities Act or the Exchange Act.

7.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants, any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto, and their successors and assigns and of the Registered Holders of the Warrants.

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7.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the registered office of the Company, for inspection by the Registered Holder of any Warrant. The Company may require any such holder to submit such holder’s Warrant for inspection by the Company.

7.6 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, and signature pages may be delivered by facsimile, electronic mail (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transaction Act, the New York Electronics Signatures and Records Act (N.Y. State Tech. §§301-309, as amended from time to time, or other applicable law) or other transmission method, each of which when so executed shall be deemed to be an original and all of which taken together constitute one and the same instrument.

7.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

7.8 Amendments. This Agreement may be modified or amended or the provisions hereof waived with the written consent of the Company and the Registered Holder.

7.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI
Name: Rafael Museri
Title: Director

[NAME OF INVESTOR]

By:
Name:
Title:

[Signature Page to Warrant Agreement]

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EXHIBIT A

[Form of Warrant Certificate]

[FACE]

Number [●]

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

SELINA HOSPITALITY PLC.

Organized under the laws of the United Kingdom

Warrant Certificate

This Warrant Certificate certifies that [_______], or its registered assigns, is the registered holder of [___] warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase voting ordinary shares having a nominal value of $0.005064 each (“Ordinary Shares”), of Selina Hospitality PLC (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement, dated as of [●] 2024 (as amended from time to time, the “Warrant Agreement”), to receive from the Company that number of fully paid Ordinary Shares as set forth below, at the exercise price (the “Warrant Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” or a “Release Cashless Exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Warrant Price at the office of the Company, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement. In the event of a conflict between the terms and provisions of the Warrant Certificate and the terms and provisions of the Warrant Agreement, the terms and provisions of the Warrant Agreement shall govern and be controlling.

Each Warrant is initially exercisable for one fully paid Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will, upon exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

The initial Warrant Price per Ordinary Share for any Warrant is equal to the nominal value per share. The Warrant Price is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless signed by the Company.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

[Signature Page Follows]

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SELINA HOSPITALITY PLC, as Company

By:
Name:
Title:

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[Form of Warrant Certificate]

[REVERSE]

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Warrant Price as specified in the Warrant Agreement (or through “cashless exercise” or a “Release Cashless Exercise” as provided for in the Warrant Agreement) at the principal office of the Company. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

The Warrant Agreement provides that upon the occurrence of certain events the number of Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round up to the nearest whole number of Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal office of the Company by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

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Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [___] Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of Selina Hospitality PLC (the “Company”) in the amount of $ in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of, whose address is and that such Ordinary Shares be delivered to whose address is . If said number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of, whose address is and that such Warrant Certificate be delivered to, whose address is .

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 5.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 5.4 of the Warrant Agreement. In the event of a Release Cashless Exercise (pursuant to Section 2.1 the Warrant Agreement) the undersigned hereby irrevocably instructs the Company to apply such amount of the liability of the Company so released by the undersigned as is equal to the aggregate Warrant Price that is payable by the undersigned to the Company, and thereupon the Warrant Price shall be deemed to have been so satisfied.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through a cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of _________, whose address is and that such Warrant Certificate be delivered to , whose address is .

[Signature Page Follows]

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Date: _______, 20

(Signature)

(Address)

(Tax Identification Number)

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